

September 16, 2014

Via E-mail
Cory D. Stewart
Executive Vice President and
Chief Accounting Officer
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, Washington 98101

Re: HomeStreet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 001-35424

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us and revise future filings to include a complete description of your loan underwriting policies and procedures for each loan category and for each major loan type within each category, as appropriate. Also, please expand the footnotes to the financial statements to discuss the risks characteristics surrounding your receivables. Refer to ASC 310-10-50-11B (a) 2.

Item 8. Financial Statements and Supplementary Data

Financial Statements

Note 21- Parent Company Financial Statements

Consolidated Statements of Cash Flows, page 174

2. You classify dividends received from your banking subsidiary of $19,600 in 2013 as cash flows from financing activities. Please tell us why you classified these cash inflows to the parent company as financing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16(b) for specific guidance on how to classify dividends received on a statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief